Contact

www.linkedin.com/in/dilandane
(LinkedIn)
www.scoopler.com (Company)

Top Skills

Product Management
Start-ups
XML

Dilan Dane

Chief Executive Officer at System2 Technologies | Health-nut |
Futurist
San Francisco, California, United States

Summary

Building System2 - to bring a personal trainer relationship to
everyone's life.

Past - serial entrepreneur, founded 3 companies including the first
real-time search engine, later acquired by Google. Y-Combinator
alum (S08). Angel investor. Studied Computer Science & Physics at
MIT.

Experience

System2 Technologies
Founder & CEO
February 2021 - Present (1 year 8 months)
San Francisco Bay Area

Stealth Start-up
Founder & CEO
January 2018 - June 2020 (2 years 6 months)
San Francisco Bay Area

South Park Commons
Member
August 2017 - September 2019 (2 years 2 months)
San Francisco, California, United States

Ember VR
Co-Founder
September 2014 - September 2015 (1 year 1 month)
San Francisco Bay Area

• Worked with an all-star team of software, hardware, and mechanical
engineers and physicists to rethink how VR displays should be built for
radically better efficiency and user experience.

• Conceptualized and built a table-top prototype of a foveated-rendering display technology. Developed a custom-designed projector that combines a tri-color laser with MEMS mirrors to create an image with variable pixel density onto a curved surface. This technology could then be combined with low-latency eye tracking to create an extremely high resolution perceived VR experience while requiring far less computing power, energy, and material bulk compared to conventional LCD and OLED displays.

Google
Senior Engineer & Product Manager - Google-wide Personalization
August 2011 - May 2013 (1 year 10 months)
San Francisco Bay Area

• Lead product at a team that grew from 5 to 70 over a year and a half, during which time we won the Founder's Award for outstanding performance.
• The team spun off of Google Brain with the mission of using machine learning techniques to formulate a deep understanding of individual users and introducing in-product personalization across all products.
• Lead the effort to onboard all product teams at Google with regards to the personalization initiative. This included identifying areas of personalization for each team, planning experimentation, development, and launch timelines and managing the process with multiple launches with each team over several quarters.
• Direct efforts resulted in more than a dozen major Google products implementing unified personalization, affecting billions of user interactions per day in aggregate.

Scoopler, Inc
Co-Founder & CTO
June 2008 - August 2011 (3 years 3 months)
San Francisco Bay Area

• Built the first real-time search engine of the web. Scoopler offered real-time aggregation and analysis of content from the then newly emerging real-time sources such as Twitter and Facebook news-feed.
• Was part of the Y-Combinator accelerator program. (Summer 2008)
• Developed pioneering algorithms for real-time analysis and classification of thousands of content entries per minute across many data sources.
• Designed and implemented radically new live-updating content streams in a search interface.
• Built and launched JustSpotted.com, a live location tracking platform and a social network for celebrity fans, using real-time analysis of social media data.

• Raised investment over several rounds from prominent silicon valley investors including Ron Conway, Michael Birch, Avalon Ventures and XG Ventures.

• Scoopler was acquired by Google in August, 2011.

Y Combinator
Batch S08
June 2008 - September 2008 (4 months)
Cambridge, Massachusetts, United States

Oracle
Software Development Engineer
July 2006 - November 2007 (1 year 5 months)

• Delivered multiple R&D projects on Oracle XMLDB.

• Prototyped integral components of Oracle Secure Enterprise Search (SES).

• Designed and implemented critical optimizations to XML Web Services.

• Owned the critical core DB component Large Objects (LOBs) codebase.

Massachusetts Institute of Technology
1 year 1 month

Researcher
September 2005 - June 2006 (10 months)

• Designed and built a dynamic modulation system for multi-channel audio setups for delivering a superior listening experience when the listener moves around.

• Developed a number of new and innovative circuit designs to enable optimizing reverberation properties through each channel for up to 8 separate channels in surround sound systems.

• Built an ultrasonic-based detection system to identify the location of the listener relative to the soundstage.

Research Assitant and developer
June 2005 - August 2005 (3 months)

• Implemented first standardized testing and comparing method for a benchmarking system in object recognition within the primary visual cortex. This testing system has since become a widely used tool in related R&D projects.

• Constructed five physiological tests across multiple technologies using Matlab, C, and Java.

Kavli Institute for Theoretical Physics
Research Assitant
June 2004 - August 2004 (3 months)

• Built tools for analyzing data from images of black holes from the Chandra X-Ray observatory.
• Conducted image analyzing and numerical modeling techniques to help support a novel theory on the birth of twin black holes, which could eventually explain the origins of galaxies.

Education

Massachusetts Institute of Technology
Bachelor of Computer Science and Engineering, Computer science · (2002 - 2006)